Filed by Crestwood Midstream Partners LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 333-187608

2013 Citi One-on-One MLP / Midstream Infrastructure Conference August 21-22, 2013

Additional Information and Where to Find it

This communication contains information about the proposed merger transaction involving Crestwood Midstream Partners LP (“Crestwood”) and Inergy Midstream, L.P. (“Inergy”). In connection with the proposed merger transaction, Inergy has filed with the SEC a preliminary registration statement on Form S-4 that includes a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and unitholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy with the SEC from Inergy’s website, www.inergylp.com/midstream, under the heading “SEC Filings” in the “Investor Relations” tab.

PARTICIPANTS IN THE SOLICITATION

Crestwood, Inergy and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood and Inergy management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of Crestwood or Inergy assets; failure or delays by customers in achieving expected production in their natural gas projects; competitive conditions in the industry and their impact on the ability of Crestwood or Inergy to connect natural gas supplies to Crestwood or Inergy gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood or Inergy to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood or Inergy’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood or Inergy to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact either company’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness of either company, as well as other factors disclosed in Crestwood and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood and Inergy with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K for the year ended December 31, 2012 and September 30, 2012, respectively, and the most recent Quarterly Reports and Current Reports, for a more extensive list of factors that could affect results. Crestwood and Inergy do not assume any obligation to update these forward-looking statements.

Transformational Combination

Inergy and Crestwood to merge forming an ~$8 billion midstream partnership

Transaction announced May 6th between Crestwood Holdings LLC, Inergy, L.P. (NYSE:NRGY), Crestwood Midstream Partners (NYSE: CMLP) and Inergy Midstream, L.P. (NYSE: NRGM) Step 1: Crestwood Holdings completed acquisition of Inergy L.P.’s general partner and contributed the general partner and IDRs of CMLP to NRGY on June 19th Step 2: Completion of merger of CMLP into NRGM expected in late September or early October Unified strategy focused on servicing the midstream infrastructure needs of the most prolific shale plays in North America Marcellus Shale, Bakken Shale, Eagle Ford Shale, Permian Basin, PRB Niobrara Shale, Utica Shale, Barnett Shale, Fayetteville Shale, Granite Wash, Haynesville Shale and Monterey Shale Diverse midstream assets and services across the midstream value chain with visible long-term growth potential Complementary blend of long-term fee-based contracted cash flows with high-growth shale assets and organic expansion opportunities

Combined, Inergy and Crestwood provide an integrated midstream service offering that links fundamental energy supply with fundamental energy demand

Merger Creates Premier Shale Player

Operations in every premier shale play in North America

Asset Summary (1)

Natural Gas

1.3 Bcf/d natural gas transportation capacity 2.0+ Bcf/d gathering capacity 1,100+ miles of pipeline 80+ Bcf natural gas storage capacity

NGL & Crude Oil

NGL logistics business including trucks, terminals, fractionation, NGL storage and marketing 3rd Party NGL supply contracts 8 natural gas processing plants 600+ MMcf/d processing capacity 160,000 BPD crude oil rail terminal Crude trucks, rail cars and marketing

Gathering and Processing Greenfield Development Projects Natural Gas Storage Facilities NGL Facilities Crude Oil Rail Facility

(1) Includes announced expansion projects.

Growth Oriented Partnership Structure

The combined partnerships operate diverse midstream businesses with two valuable equity currencies to fund growth objectives

- **Financial flexibility to execute growth projects and capitalize on acquisition opportunities**
  - **Two equity currencies**
  - **Targeting investment-grade credit metrics over the long-term**
  - **First Reserve is a supportive general partner**
- **Post-merger distributable cash flow growth supported by:**
  - **Largely fee-based businesses**
  - **Visible 2013-2015 expansion projects in rich gas and crude areas**



First Reserve
– ~29% LP interest in NRGY (1)
– ~14% LP interest in NRGM (1)
Inergy, L.P.
(NYSE: NRGY)
– IDRs of NRGM and CMLP
– ~5% LP interest (1)
– NGL Supply and Logistics
– Gas Storage
$550 MM Senior Secured Bank Facility
Inergy Midstream, L.P.
(NYSE: NRGM) + CMLP
– Natural gas gathering, processing, treating and compression
– Natural gas storage
– Natural gas transportation
– NGL storage
– Crude oil terminalling and storage
$1,000 MM Senior Secured Bank Facility
$850 MM Senior Unsecured Notes

(1) Assumes NRGM/CMLP merger is closed and top-up provision is exercised by First Reserve.

INERGY
5
Crestwood MIDSTREAM PARTNERS LP

Strong Sponsorship and Alignment

First Reserve, the Board of Directors and Management have more than $1.5 billion invested in the combined partnerships

First Reserve continues to demonstrate its commitment to the ongoing growth of the combined partnerships

Additional investment to acquire the non-economic control of Inergy LP’s general partner to create a larger operating platform

Significant industry relationships and broad portfolio of energy assets facilitate new business opportunities

RKI, Mountaineer Keystone, Sabine O&G

Substantial investment in NRGY and NRGM creates alignment of interest with public unitholders

Denotes First Reserve portfolio companies currently under contract or engaged in business activities with Crestwood and/or Inergy.

Selected Significant Investments:

Expanding the Value Chain

Fully integrated midstream service provider positioned to compete across the midstream value chain Offer customers a more comprehensive and competitive suite of services Capture incremental fee opportunities that expand margins and maximize returns on investment Visibility to best new growth investment opportunities across value chain

Intrastate Intrastate & Gas Gathering CO2

& Interstate Gas Storage Interstate Pipelines Treating Pipelines Pipelines

Residue Gas Ethane Propane

NGL Gas Gathering Gas Mixed NGL NGL Iso-Butane Storage & NGL

Rich Gas Pipelines Processing Pipelines Fractionation

Butane Pipelines

Nat Gasoline

Crestwood Inergy

Trucks, Rail Barges & Crude Oil Barges & Crude Oil Refined Storage & Storage Crude Refining Products Terminals Pipelines Pipelines

Linking Supply to Demand

Significant commercial and operating synergy by linking Crestwood’s producer relationships and access to natural gas, NGL and crude oil supplies with Inergy’s demand-side assets, services and relationships

Supply Demand

Increasing Scale & Diversification

The combination of Inergy and Crestwood creates a true mid-cap MLP platform with size, scale and diversity to be a formidable midstream competitor; provides investors with a focused approach to growth across 3 key midstream operating segments

CMLP NRGM + NRGY Pro Forma

Market Cap $1.6 B $4.6 B $6.2 B

Enterprise Value $2.4 B $5.7 B $8.1 B

Compression

Approximate 20% Natural Gas NGL& Crude Storage & Natural Gas Segment Services Transportation Processing NGL& Crude Storage & 30% 32% EBITDA 14% Services Transportation 49% 51% Gathering Gathering, 66% Processing & Compression 38%

Note: Reflects market prices as of August 12, 2013.

Integration Process Underway

One Partnership

Culture Corporate

Development Gathering & NGL & Crude Gas Storage & Drawing from the Processing Services Transportation best of both Leveraging the organizations to combined utilize core operating platform guiding principles to create new to realize a unified avenues of growth SHARED SERVICES PLATFORM

vision

(Accounting, Legal, HR, IT)

Booz & Company facilitating organizational integration process

Both partnerships collaborating to develop best-in-class SBU’s and Shared Services Building scalable organization designed for future growth Executive Team announced; Day 1 readiness plan nearing completion Organizational integration to be completed in Q4 2013 Cost savings target run rate of $15-20MM per year to be achieved by early 2014

Post-Merger Executive Team

Chairman, President

Chair

& Chief Executive Officer Bob Phillips

President, Liquids & Senior Vice President,

President, Natural Gas

Crude Operations Services

Heath Deneke

Bill Gautreaux Joel Moxley

Business Development Supply & Logistics/Trading Environmental, Safety & Gathering & Processing Storage & Transportation Regulatory Business Storage Operations Development & Transport Crude Logistics Engineering & Optimization

Commercial Asset

Management Facilities & Transportation

Insurance

Business Development

Human Resources

US Salt Information Technology

SVP, Strategy & SVP, Chief Financial SVP, Chief Accounting

Chair SVP, General Counsel

Corporate Development Officer Officer Joel Lambert

Will Moore Mike Campbell Steven Dougherty

Controller Corporate Secretary Corporate Development Finance & Planning

Financial Reporting Regulatory Compliance Treasurer & Underwriting Strategic Analysis

Technical Accounting Commercial & Transactions Investor Relations

Key

Legacy Crestwood

Internal Audit

Legacy Inergy Legacy First Reserve

Executive Team

Tax

Executive Committee Member

Investment Committee Member

Rich Gas and Crude Oil Plays Drive Organic Growth

Marcellus Shale – Growing Gathering and Compression System

Growing rich gas gathering and compression assets in the core Southwest portion of the Marcellus



Western Area
West Union
East AOD
Greenbrier Area
Doddridge County
Harrison County
Existing pipeline
2013 Pipelines
Planned build out 2014-2016
3rd Party take away
Area of Dedication (AOD)
CMM compressor stations
3rd Party comp stations
MWE Sherwood Plant

- **Acquired Antero Resources' gathering assets in March 2012 and Enerven compression in December 2012**
  - 20-year, 100% fixed-fee contract
  - ~136,000 net acres area of dedication
  - 7 year ROFO on Antero's Western Area
- **Antero focusing on development of rich gas Greenbrier area in 2013/2014**
  - West Union compression is 1st Western Area project; others to follow
  - Delayed Eastern AOD projects impacted Q2 2013 volume growth; Now in service!
  - 2013 year-end volumes expected to be higher than originally forecasted
- **Antero filed S-1 registration for the IPO of common stock on June 13, 2013**
  - Facilitates future access to public markets to fund development of Marcellus acreage
  - Long term contracts for 750 MMcf/d processing and 1 Bcf/d pipeline take-away capacity with third-parties to support drilling program

INERGY
13
Crestwood MIDSTREAM PARTNERS LP

Marcellus Shale – Antero is the Most Active Driller

~ 3,000 well inventory of future Marcellus Shale drilling locations from Antero

Triad Spencer Unit Leatherman Unit

4 wells avg. 1H: 14.7 MMcf/d IP

1,550 Boe/d 30 day 2H: 11.8 MMcf/d IP rate (54% liquids)

Ed Arnold Unit

CHK Hadley Unit 1H: 3,280 Boe/d IP (46% liquids) 1,884 Boe/d IP 2H: 3,606 Boe/d IP (46% liquids)

(58% liquids)

Anna Unit EQT PEN 15 Unit 2H: 1,694 Boe/d IP

5 wells avg. (54% liquids)

2,502 Boe/d 30 day rate (51% liquids)

Sherwood Processing

Pullman Unit Plant 2H: 4,008 Boe/d IP

(50% liquids)

Valentine Unit

1H: 5,232 Boe/d IP (50% liquids) 2H: 3,726 Boe/d IP (50% liquids)

Heirs Unit Cleta Unit Nicholson Unit 1H: 17.0 MMcf/d IP

2H: 1,757 Boe/d IP 1H: 25.8 MMcf/d IP 2H: 18.6 MMcf/d IP 2H: 18.4 MMcf/d IP

(50% liquids)

Opie Unit 1H: 21.8 MMcf/d IP

Source: Antero Resources Company Overview Presentation – August 2013

Bakken Shale - Crude Oil Logistics Terminal (COLT)

Integrated network of crude rail car loading, pipeline and storage assets in the heart of the Bakken

- **Long-term fee based revenues**
  - 98% of capacity contracted or committed under long-term, take-or-pay contracts with weighted average maturity of 3.5 years
  - Despite recent narrowing of WTI-Brent spreads significant % of contracted volume moving through COLT
- **COLT Terminal overview**
  - 120,000 BPD rail loading capacity
  - Connected to BNSF rail system
  - 600,000 Bbls of dedicated storage
  - 21-mile, 10" bi-directional pipeline (COLT Connector) connects COLT to Dry Fork Terminal
  - Connected to Banner and Meadowlark gathering systems
- **Dry Fork Terminal overview**
  - Located at the Beaver Lodge/Ramberg pipeline hub
  - 120,000 Bbls of working storage capacity
  - Connected to Tesoro and Enbridge pipelines


Tesoro Pipeline
Enbridge Pipeline
BNSF Mainline
Beaver Lodge
Integrated COLT Hub
COLT Terminal
COLT Connector
Dry Fork Terminal
Belle Fourche
MT
ND
Divide
Burke
Mountrail
McKenzie
Wibaux
Billings
WY
SD
NE
Crude Pipelines
Tesoro Corporation
Belle Fourche Pipeline Co.
Enbridge Pipelines North Dakota Inc.
Rail Lines

INERGY
15
Crestwood MIDSTREAM PARTNERS LP

Bakken Shale – Production Increase Supports Expansion

As a result of the continued supply development and customer demand for more market flexibility, NRGM is expanding COLT to operating capacity of 160,000 BPD

Adding crude loading arms and pump capacity to expand unit train loading capacity by 40,000 BPD

Constructing 480,000 Bbls of additional storage to a total capacity of 1.2 million Bbls of crude storage Increasing truck capacity to 96,000 BPD

Expanding connections with Banner and Meadowlark gathering systems

Expected in-service date in Q1 2014 Project delivers attractive returns for unitholders

Low expansion multiple (~3x) improves initial investment economics

Source: U.S. Energy Information Administration; Turner, Mason & Company; North Dakota Department of Mineral Resources

North Dakota Production Forecast

1,800 1,600 1,400 1,200 Bbl/d 1,000 M 800 600 400 200 0

2005A 2010A 2015E 2020E

Bakken (Low) Bakken (High)

North Dakota Production by County

COLT Terminal

Niobrara Shale - Acquisition Adds to Rich Gas Growth Potential

Integrated gathering, processing NGL pipeline and rail potential In the Powder River Basin (PRB)

- **Acquired 50% interest in Jackalope Gas Gathering Services ("JGGS") joint venture on July 19th for ~$108 MM**
  - Acquired from RKI Exploration & Production, a First Reserve portfolio company
  - Access Midstream owns remaining 50% interest of JGGS and is responsible for construction and field operations
  - CMLP responsible for Marketing & Business Development
- **JGGS system overview:**
  - Provides gas gathering and processing for Chesapeake Energy, RKI and CNOOC
  - Current system comprised of 111 miles of pipeline / 15,600 HP of compression
  - Initial JGGS processing plant to be in-service during 2nd half of 2014
- **Producer activity:**
  - 10 CHK rigs active within Jackalope AMI
  - 51 wells currently connected to JGGS system
  - Substantial CHK/RKI acreage position (~750,000) offers growth potential



CHK/RKI Leasehold
CHK Operated Rigs
Industry Rigs
Non-Operated Rigs
JOHNSON
CAMPBELL
WESTON
WYOMING
NATRONA
NIOBRARA
CONVERSE
Jackalope AMI (311,000 acres)
PLATTE
GOSHEN

INERGY

17

Crestwood MIDSTREAM PARTNERS LP

Niobrara Shale—Strong Producer Economics Accelerates Supply Growth

~$480 million drilling carry from CNOOC drives CHK activity in Jackalope AMI through 2014

~250 total well connects expected by year-end 2014; ~1,000+ drilling locations (>10 year drilling inventory)

Gathering & Processing (NGL) phases 1&2 currently planned or in negotiations

Associated crude oil production from Jackalope AMI and Converse/Campbell area creates truck, terminal, rail and marketing opportunities

$100 $91

$90 $81

$80 Breakeven Prices to Earn 10% Single Well IRR

$72 $72

$70 $64 $68 $69

$61 $61 $61 $63

$59 $60 $60

$60 $56 $56

$52 $52 $53 $53

$48 $50 $50 $47

$50 $42 $43 $44

$40 $34 $30 $20 $10 $0

Source: Tudor Pickering Research

Delaware (Permian) Basin – Emerging Rich Gas and Crude Play

Delaware (Permian) one of the most active oil and NGL basins in US

Targeting Bone Spring, Avalon and Wolfcamp formations

Converting Las Animas dry gas systems to rich gas service

Installed 10 MMcf/d refrigerated JT skid (100% costs reimbursed by producers)

Phase 1 – Willow Lake Project

Installing 20 MMcf/d processing plant at existing Willow Lake/EPNG interconnect Connecting existing systems to new production within ~12 miles of Willow Lake Q4 2013 project in-service date

Phase 2 – Delaware Ranch Project

Marketing a large scale (200+ MMcf/d) centralized processing facility and pipeline system Targeting late 2014 / early 2015 in-service

Strong Financial Platform

Supports Long-Term Growth

Management Objectives

Optimize existing assets and operations through detailed merger integration process; commitment to leading project management performance and delivering results as promised Maintain investment focus on accretive growth opportunities across the midstream value chain with a disciplined financial approach

Fund organic growth and acquisitions with appropriate mix of debt and equity (~50/50) Maintain ample liquidity and preserve financial flexibility

Target long-term leverage ratio of <4.0x Debt / EBITDA

NRGM corporate family credit ratings of BB (stable) / Ba3 (positive)

Grow distributions while targeting appropriate coverage

Target coverage of 1.1x and 6-10% Y-o-Y growth

Past Performance Drives Growth Expectations

($MMs) Historical Adjusted EBITDA

$350

$300

$250 $150

$200 $132

$150 $110 $77 $100 $155

$50 $100 $125 $90

$-

2010 2011 2012 LTM June 2013

NRGM CMLP

Note: Latest twelve months (LTM) EBITDA based on public filings.

NRGY

Positioning NRGY as pure-play GP Distribution of 56.4 million NRGM units to NRGY unitholders completed in June 2013 Growth driven by IDRs and underlying assets/projects/capital expansion at NRGM/CMLP

CMLP

95% increase in Adj EBITDA since 2010 CMLP expansion projects benefit from post-merger balance sheet and capital access

NRGM

72% increase in Adj EBITDA since 2010 Existing projects provide visibility to post-merger growth NRGY drop downs will continue to offer long term growth opportunities

Enhanced Credit Profile

Strong balance sheet, enhanced credit profile and increasing float maximizes access to capital and minimizes cost of capital

($MMs) Total Debt at June 30, 2013

$1,000 $779 $800 $737 $600 $355 $400

$200

$- CMLP NRGM NRGY

Debt/EBITDA Ratio at June 30, 2013 (1)

5.0x

4.5x

4.3x

4.2x

4.0x 4.0x

3.5x

CMLP NRGM NRGY

(1) Debt / EBITDA statistics based on EBITDA definition per credit agreements.

NRGM/CMLP Merger is ‘balance sheet friendly’ transaction

>$2.0 Bn of equity issued to facilitate transaction No financial contingencies to complete

Significant access to debt capital

$1.5 Bn senior secured credit facilities $850 MM senior unsecured notes; no near term maturities

Approximately 84% of gross margin is fee-based (51% firm-contracted volumes) Achieving investment grade status is a key objective of the partnership

Key Investor Highlights

Inergy / Crestwood combination is transformational for future growth objectives

Operating and financial platform capable of competing for large scale infrastructure projects and acquisitions

Merger integration with best-in-class processes and target cost savings completed by mid-2014

Combined organization well-positioned to capture larger opportunities in rich-gas, NGL and crude plays; offer more competitive services and enhance investment returns

Combined platform positioned to deliver 6%—10% long-term annual distribution growth

Appendix

Organization Structure

Crestwood NRGY Holdings Public

Non-economic GP Interest (Control) 23% LP Interest

Current

77% LP Interest CMLP Ownership NRGY 43% LP Interest Public

Structure NRGM

Public 100% GP / IDR 100% GP / IDR Interest Interest

57% LP Interest

100% LP Interest CMLP

NRGM

Crestwood Holdings

Pro Forma NRGY Public

Ownership 100% Non-economic GP Interest (Control) Structure 29% LP Interest (1)

71% LP Interest (1)

14% LP Interest (1) NRGM Public

NRGY

(Post (and former CMLP

NRGM / CMLP Public)

100% GP / IDR Interest Merger) 5% LP Interest (1)

81% LP Interest (2)

NRGM

(1) Ownership interests assume that Crestwood Holdings exercises its right to exchange NRGM units for additional NRGY units under the Follow-On Contribution Agreement. (2) Approximately 14% LP Interest owned by former CMLP public unitholders.

CMLP Non-GAAP Reconciliations

Year Ended December 31, LTM

2010 2011 2012 6/30/2013

(in MMs)(audited)(audited)(audited)(unaudited)

Net income $ 34.9 $ 45.0 $ 38.9 $ 36.1

Depreciation and amortization 22.4 33.8 51.9 62.7

Interest expense, net 13.5 27.6 35.8 41.9

Income tax expense (benefit)(0.6) 1.3 1.2 1.3

EBITDA $ 70.2 $ 107.7 $ 127.8 $ 142.0

Non-cash compensation (accelerated vesting) 3.6 — -

Gain from exchange of property, plant and equipment -(1.1) —

Significant transaction related expenses 2.7 3.4 4.7 7.8

Adjusted EBITDA $ 76.5 $ 110.0 $ 132.5 $ 149.8

CMLP defines Adjusted EBITDA as net income adjusted for depreciation, amortization and accretion expense, interest expense, and certain non-recurring expenses, including but not limited to items such as non-cash compensation expense, gains/losses on the exchange of property, plant and equipment and significant transaction related expenses. Adjusted EBITDA is commonly used as a supplemental financial measure by senior management and by external users of our financial statements, such as investors, research analysts and rating agencies, to assess the financial performance of our assets without regard to financing methods, capital structures or historical cost basis.

NRGM Non-GAAP Reconciliations

(in MMs)	FYE Sept. 30 2010[1] (audited)	2011[1] (audited)	2012 (audited)	LTM 6/30/2013 (unaudited)
Net income	$ 43.2	$ 53.5	$ 65.7	$ 22.4
Depreciation and amortization	42.4	43.9	50.5	79.3
Interest expense, net	-	-	1.8	25.3
EBITDA	$ 85.6	$ 97.4	$ 118.0	$ 127.0
Long-term incentive and equity compensation expense	3.5	1.8	6.5	20.6
Loss on disposal of assets	0.9	-	-	0.6
Reimbursement of certain costs by Inergy, L.P.	-	-	-	1.2
Transaction costs	0.2	0.4	0.7	5.2
Adjusted EBITDA	$ 90.2	$ 99.6	$ 125.2	$ 154.6

NRGM defines Adjusted EBITDA as net income adjusted for depreciation and amortization expense, interest expense and certain non-recurring expenses, including but not limited to items such as long-term incentive and equity compensation expense, gains/losses on disposal of assets, reimbursement of certain costs by Inergy, L.P. and transaction related expenses. Adjusted EBITDA is commonly used as a supplemental financial measure by senior management and by external users of our financial statements, such as investors, research analysts and rating agencies, to assess the financial performance of our assets without regard to financing methods, capital structures or historical cost basis.

(1) On May 14, 2012, NRGM acquired 100% of the membership interests in US Salt from Inergy ("US Salt Acquisition"). The US Salt Acquisition is reflected in NRGM's consolidated financial statements based on the historical values, and periods prior to the acquisition have been retrospectively adjusted to include the historical balances of US Salt. This accounting treatment is required as the transaction is amongst entities under common control.

INERGY

28

Crestwood® MIDSTREAM PARTNERS LP